Exhibit 99.1

Baidu Announces Second Quarter 2026 Results

BEIJING, China, August 18, 2026 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the second quarter ended June 30, 2026.

“With AI-powered Business now firmly established as the core of Baidu, we are strengthening the foundations for our next phase of AI-driven growth. AI Cloud Infra sustained strong momentum this quarter, with GPU Cloud1 growth accelerating further off an already high base. Our AI Applications portfolio also continued to flourish, with stronger capabilities and increasingly diverse use cases. Apollo Go made steady progress with its global expansion, while further strengthening its safety and operational capabilities and enhancing the rider experience,” said Robin Li, Co-founder and CEO of Baidu. “While our online marketing business remains under pressure, the growing momentum in our core AI-powered Business reaffirms Baidu’s transition from an internet-centric company to an AI-first company, and strengthens our confidence in our long-term growth potential.”

“The quarter was marked by several highlights. First, revenue from Baidu Core AI-powered Business2 reached RMB 12.5 billion and continued to account for half of Baidu General Business revenue. Second, operating cash flow for Baidu remained positive for the fourth consecutive quarter, reaching RMB 3.4 billion in the second quarter. Third, we are moving forward with our conversion to a dual-primary listing in Hong Kong and expect it to become effective within this year.” said Haijian He, CFO of Baidu. “Going forward, we remain firmly committed to investing in AI as the core driver of Baidu’s long-term growth.”

Operational Highlights2

Corporate

•

In July 2026, following the Board’s approval of a motion to pursue a voluntary conversion to a dual-primary listing (the “Primary Conversion”), Baidu submitted its application for the Primary Conversion and received the Hong Kong Stock Exchange’s acknowledgement of the application. The Company will convene an extraordinary general meeting of shareholders on August 26, 2026 prior to the Primary Conversion to seek shareholder approval for related matters. The Primary Conversion is expected to become effective within this year, subject to the shareholder approval and the approval of the Hong Kong Stock Exchange.

[1]

Revenue from GPU Cloud was previously referred to as subscription-based revenue from AI accelerator infrastructure. The growth in GPU Cloud Revenue reflected mounting demand for public cloud-based AI computing.

[2]	The revenue and operational data presented are derived from the Company’s internal management accounts and records, which have not been audited.

•	At the 2026 AI for Good Global Summit, three Baidu AI use cases—Apollo Go, Miaoda & MeDo, and PaddlePaddle—were recognized as winning cases and featured in the Innovate for Impact Report.

•	According to MSCI’s March 2026 ESG rating update, Baidu maintained its “AA” rating and continued to demonstrate industry-leading ESG performance.

•	Baidu has returned US$259 million to shareholders since the beginning of Q1 2026 through repurchases of its shares under the current share repurchase program.

Baidu Core AI-powered Business

AI Cloud Infra

•	Revenue from AI Cloud Infra was RMB 7.3 billion in the second quarter of 2026, up 50% year over year.

•	Within AI Cloud Infra, revenue from GPU Cloud[1] increased by 283% year over year in the second quarter of 2026, further accelerating from 184% growth in the previous quarter.

AI Applications

•	Revenue from AI Applications was RMB 2.5 billion in the second quarter of 2026, up 3% year over year.

•	Baidu launched an enterprise edition of DuMate, its general-purpose agent for everyday productivity, in June 2026.

•

Baidu Wenku and Baidu Drive continued to strengthen their AI-powered features, expanding new capabilities and enhancing existing ones, including through upgrades to GenFlow. In June 2026, AI DAU penetration across Baidu Wenku and Baidu Drive increased by 27.4% year over year, reflecting broader adoption of their AI-powered features.

Robotaxi

•

Apollo Go continued to advance its global expansion. In London, Apollo Go began open-road testing in partnership with Uber and Lyft. In Dubai, Apollo Go launched fully driverless commercial operations, with rides also available through the Uber app, in addition to its own app. In Hong Kong, Apollo Go received the city’s first permits for fully driverless testing and commenced testing on Airport Island, becoming the first autonomous ride-hailing service provider globally to conduct fully driverless testing in a right-hand-drive, left-hand traffic robotaxi market. In Switzerland, Apollo Go conducted open-road testing in partnership with PostBus. Apollo Go also signed a Memorandum of Understanding with Kazakhstan’s Turlov Private Holding Ltd. to jointly explore autonomous ride-hailing services in the country.

[1]

Revenue from GPU Cloud was previously referred to as subscription-based revenue from AI accelerator infrastructure. The growth in GPU Cloud Revenue reflected mounting demand for public cloud-based AI computing.

•

To date, Apollo Go’s global footprint has reached 28 cities, and its fleets have accumulated over 350 million autonomous kilometers, including over 240 million fully driverless autonomous kilometers, with an outstanding safety record.

AI-native Marketing Services

•	Revenue from AI-native marketing services reached RMB 2.6 billion in the second quarter of 2026, approximately flat year over year.

•	Baidu App’s MAUs reached 644 million in June 2026.

The following table sets forth selected revenue highlights for our Baidu Core AI-powered Business for the periods indicated:

	Baidu General Business
	Q2	Q1	Q2
(In billions)	2025	2026	2026	YoY	QoQ
	RMB	RMB	RMB
Baidu Core AI-powered Business[2]	10.0	13.6	12.5	25%	(8%)
- AI Cloud Infra	4.9	8.8	7.3	50%	(17%)
- AI Applications	2.5	2.5	2.5	3%	3%
- AI-native Marketing Services	2.6	2.3	2.6	0%	11%
% of Baidu General Business	38%	52%	50%

Legacy Business[2]	13.6	10.2	10.4	(23%)	3%
Others[2]	2.7	2.2	2.3	(15%)	2%
Baidu General Business	26.3	26.0	25.2	(4%)	(3%)

Second Quarter 2026 Financial Results for Baidu3,4

Financial highlights

The following table sets forth revenue highlights for Baidu General Business:

[2]	The revenue and operational data presented are derived from the Company’s internal management accounts and records, which have not been audited.
[3]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[4]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.7851 as of June 30, 2026, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

	Q2	Q1	Q2
(In billions, unaudited)	2025	2026	2026	YoY	QoQ
	RMB	RMB	RMB
Online Marketing Services	16.2	12.6	13.1	(19%)	4%
Online Marketing Services % of Baidu General Business	62%	48%	52%
Others	10.0	13.4	12.1	21%	(10%)
Others % of Baidu General Business	38%	52%	48%
Baidu General Business	26.3	26.0	25.2	(4%)	(3%)

Revenue was RMB31.3 billion ($4.62 billion), decreasing 2% quarter over quarter and 4% year over year. Revenue from Baidu General Business was RMB25.2 billion ($3.71 billion), decreasing 3% quarter over quarter and 4% year over year. Revenue from iQIYI was RMB6.3 billion ($927 million), increasing 1% quarter over quarter and decreasing 5% year over year.

Cost of revenue was RMB19.1 billion ($2.82 billion), decreasing 3% quarter over quarter, primarily due to a decrease in costs related to AI Cloud business, partially offset by an increase in traffic acquisition costs, and increasing 4% year over year, primarily due to increases in costs related to AI Cloud business.

Selling, general and administrative expenses were RMB4.6 billion ($677 million), decreasing 6% quarter over quarter and 23% year over year. The year over year decrease was primarily due to decreases in expected credit losses and channel spending expenses.

Research and development expenses were RMB4.6 billion ($679 million), increasing 5% quarter over quarter and decreasing 10% year over year, both of which were primarily due to fluctuations in personnel-related expenses.

Operating income was RMB3.0 billion ($446 million) and operating margin was 10%. Non-GAAP operating income was RMB3.8 billion ($558 million) and non-GAAP operating margin was 12%.

Total other income, net was RMB184 million ($27 million), compared to RMB626 million last quarter and RMB4.9 billion for the same period last year. The year over year decrease was primarily due to a decrease in fair value gain from long-term investments and an increase in net foreign exchange loss arising from exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expense was RMB1.0 billion ($147 million), compared to RMB528 million last quarter and RMB881 million for the same period last year.

Net income attributable to Baidu was RMB2.3 billion ($342 million), net margin for Baidu was 7% and diluted earnings per ADS was RMB5.74 ($0.85). Non-GAAP net income attributable to Baidu was RMB2.6 billion ($379 million), non-GAAP net margin for Baidu was 8% and non-GAAP diluted earnings per ADS was RMB7.22 ($1.06).

Adjusted EBITDA was RMB6.2 billion ($906 million) and adjusted EBITDA margin was 20%.

We define total cash and investments as cash, cash equivalents, restricted cash, short-term investments, net, long-term time deposits and held-to-maturity investments, and adjusted long-term investments. As of June 30, 2026, total cash and investments were RMB283.1 billion ($41.72 billion). Operating cash flow was RMB3.4 billion ($506 million).

For detailed financial information of Baidu General Business and iQIYI, please see the appended financial tables.

Changes in the Composition of Board Committees

In connection with the Primary Conversion, the board of directors of the Company (the “Board”) has approved the following changes to the composition of the committees of the Board, with effect from the date on which the Primary Conversion becomes effective:

Mr. Yuanqing Yang, an independent director of the Company, will be appointed as an additional member of the audit committee of the Board. Following such appointment, the audit committee will comprise Ms. Xiaodan Liu (chairperson), Mr. Jixun Foo and Mr. Yuanqing Yang.

Ms. Xiaodan Liu, an independent director of the Company, will be appointed as an additional member of the corporate governance and nominating committee of the Board. Following such appointment, the corporate governance and nominating committee will comprise Mr. Jixun Foo (chairperson), Mr. Yuanqing Yang and Ms. Xiaodan Liu.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 AM on Aug 18, 2026, U.S. Eastern Time (8:00 PM on Aug 18, 2026, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q2 2026 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10056174-8o7ckp.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin, adjusted long-term investments and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, and fair value gain or loss of long-term investments and exchangeable bonds, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents non-GAAP operating income excluding depreciation of fixed assets, and amortization of intangible assets excluding those resulting from business combinations. Adjusted long-term investments represent long-term investments, net, with publicly listed equity method investments adjusted to fair value based on quoted market prices.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	RMB	RMB	RMB	US$(2)	RMB	RMB	US$(2)
Revenue	32,713	32,075	31,325	4,617	65,165	63,400	9,344
Costs and expenses:
Cost of revenue(1)	18,357	19,589	19,098	2,815	35,844	38,687	5,702
Selling, general and administrative(1)	5,960	4,912	4,596	677	11,873	9,508	1,401
Research and development(1)	5,119	4,381	4,607	679	9,663	8,988	1,325

Total costs and expenses	29,436	28,882	28,301	4,171	57,380	57,183	8,428

Operating income	3,277	3,193	3,024	446	7,785	6,217	916
Other income:
Interest income	1,957	1,963	1,685	248	4,621	3,648	538
Interest expense	(701)	(636)	(608)	(90)	(1,502)	(1,244)	(183)
Foreign exchange loss, net	(621)	(989)	(1,160)	(171)	(831)	(2,149)	(317)
Share of earnings from equity method investments	694	536	357	53	1,268	893	132
Others, net	3,534	(248)	(90)	(13)	5,794	(338)	(50)

Total other income, net	4,863	626	184	27	9,350	810	120

Income before income taxes	8,140	3,819	3,208	473	17,135	7,027	1,036
Income tax expense	881	528	1,000	147	2,058	1,528	225

Net income	7,2 59	3,291	2,208	326	15,077	5,499	811
Net income (loss) attributable to noncontrolling interests	(63)	(154)	(111)	(16)	38	(265)	(39)

Net income attributable to Baidu	7,322	3,445	2,319	342	15,039	5,764	850

Earnings per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	20.90	9.38	6.08	0.90	42.76	15.46	2.28
-Diluted	20.35	8.76	5.74	0.85	41.95	14.50	2.14
Earnings per share for Class A and Class B ordinary shares:
-Basic	2.61	1.17	0.76	0.11	5.35	1.93	0.28
-Diluted	2.54	1.10	0.72	0.11	5.24	1.81	0.27
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,720	2,721	2,716	2,716	2,735	2,719	2,719
-Diluted	2,730	2,764	2,755	2,755	2,746	2,760	2,760
(1) Includes share-based compensation expenses as follows:
Cost of revenue	120	82	91	13	197	173	25
Selling, general and administrative	276	190	220	33	589	410	60
Research and development	685	291	398	58	1,046	689	102

Total share-based compensation expenses	1,081	563	709	104	1,832	1,272	187

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	24,606	24,524	3,614
Restricted cash	225	170	25
Short-term investments, net	90,661	141,727	20,888
Accounts receivable, net	12,972	13,493	1,989
Amounts due from related parties	761	721	106
Other current assets, net	22,745	26,729	3,940

Total current assets	151,970	207,364	30,562

Non-current assets:
Fixed assets, net	26,281	28,484	4,198
Licensed copyrights, net	5,963	6,068	894
Produced content, net	14,575	13,903	2,049
Intangible assets, net	3,891	4,997	736
Goodwill	36,783	36,783	5,421
Long-term investments, net	44,918	42,855	6,316
Long-term time deposits and held-to-maturity investments	123,862	74,311	10,952
Amounts due from related parties	167	144	21
Deferred tax assets, net	4,582	4,480	660
Lease right-of-use assets	9,287	18,574	2,737
Other non-current assets	26,878	31,969	4,713

Total non-current assets	297,187	262,568	38,697

Total assets	449,157	469,932	69,259

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	7,626	26,311	3,878
Accounts payable and accrued liabilities	38,846	40,040	5,901
Customer deposits and deferred revenue	13,051	12,819	1,889
Deferred income	531	431	64
Long-term loans, current portion	14,765	2,027	299
Convertible senior notes, current portion	1,459	1	—
Notes payable, current portion	4,560	2,038	300
Amounts due to related parties	1,988	1,818	268
Lease liabilities	3,502	3,631	535

Total current liabilities	86,328	89,116	13,134

Non-current liabilities:
Deferred income	198	152	22
Deferred revenue	723	775	114
Amounts due to related parties	36	25	4
Long-term loans	3,369	20,779	3,062
Notes payable	51,021	46,089	6,793
Convertible senior notes	6,712	6,615	975
Deferred tax liabilities	4,985	5,426	800
Lease liabilities	4,885	5,406	797
Other non-current liabilities	1,174	452	66

Total non-current liabilities	73,103	85,719	12,633

Total liabilities	159,431	174,835	25,767

Redeemable noncontrolling interests	13,166	13,685	2,017
Equity
Total Baidu shareholders’ equity	266,330	271,752	40,051
Noncontrolling interests	10,230	9,660	1,424

Total equity	276,560	281,412	41,475

Total liabilities, redeemable noncontrolling interests, and equity	449,157	469,932	69,259

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended					Three months ended					Three months ended					Three months ended
	June 30, 2025 (RMB)					March 31, 2026 (RMB)					June 30, 2026 (RMB)					June 30, 2026 (US$)
	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.
Revenue	26,251	6,628	(166)		32,713	26,001	6,226	(152)		32,075	25,183	6,287	(145)		31,325	3,712	927	(22)		4,617
Costs and expenses:
Cost of revenue(1)	13,214	5,292	(149)		18,357	14,498	5,233	(142)		19,589	13,982	5,250	(134)		19,098	2,062	774	(21)		2,815
Selling, general and administrative(1)	5,018	960	(18)		5,960	4,109	817	(14)		4,912	3,861	744	(9)		4,596	569	110	(2)		677
Research and development(1)	4,697	422	—		5,119	3,978	404	(1)		4,381	4,209	398	—		4,607	620	59	—		679

Total costs and expenses	22,929	6,674	(167)		29,436	22,585	6,454	(157)		28,882	22,052	6,392	(143)		28,301	3,251	943	(23)		4,171

Operating income (loss)	3,322	(46)	1		3,277	3,416	(228)	5		3,193	3,131	(105)	(2)		3,024	461	(16)	1		446
Operating margin	13%	(1%)			10%	13%	(4%)			10%	12%	(2%)			10%
Add: total other income (loss), net	4,925	(62)	—		4,863	654	(28)	—		626	189	(5)	—		184	28	(1)	—		27
Less: income tax expense	854	27	—		881	491	37	—		528	780	220	—		1,000	115	32	—		147
Less: net income (loss) attributable to NCI	11	(1)	(73	)(3)	(63)	6	1	(161	)(3)	(154)	87	(43)	(155	)(3)	(111)	12	(6)	(22	)(3)	(16)

Net income (loss) attributable to Baidu	7,382	(134)	74		7,322	3,573	(294)	166		3,445	2,453	(287)	153		2,319	362	(43)	23		342

Net margin	28%	(2%)			22%	14%	(5%)			11%	10%	(5%)			7%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	4,385	59			4,445	3,950	(148)			3,807	3,818	(31)			3,785	563	(6)			558
Operating margin (non-GAAP)	17%	1%			14%	15%	(2%)			12%	15%	(0%)			12%
Net income (loss) attributable to Baidu (non-GAAP)	4,792	15			4,795	4,433	(233)			4,332	2,672	(210)			2,573	394	(32)			379
Net margin (non-GAAP)	18%	0%			15%	17%	(4%)			14%	11%	(3%)			8%
Adjusted EBITDA	6,397	94			6,492	6,050	(101)			5,954	6,141	11			6,150	905	—			906
Adjusted EBITDA margin	24%	1%			20%	23%	(2%)			19%	24%	0%			20%

(1) Includes share-based compensation as follows:
Cost of revenue	88	32			120	59	23			82	68	23			91	10	3			13
Selling, general and administrative	238	38			276	161	29			190	194	26			220	29	4			33
Research and development	652	33			685	265	26			291	375	23			398	55	3			58

Total share-based compensation	978	103			1,081	485	78			563	637	72			709	94	10			104

(2) Relates to intersegment eliminations and adjustments (3) Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions,unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2025 (RMB)			March 31, 2026 (RMB)			June 30, 2026 (RMB)			June 30, 2026 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	(864)	(13)	(877)	2,484	186	2,670	3,096	340	3,436	456	50	506
Net cash provided by (used in) investing activities	(8,428)	(113)	(8,541)	5,217	(275)	4,942	(26,217)	(246)	(26,463)	(3,864)	(36)	(3,900)
Net cash provided by (used in) financing activities	(8,688)	(465)	(9,153)	(702)	(933)	(1,635)	17,606	(201)	17,405	2,595	(30)	2,565
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(210)	(28)	(238)	(241)	(35)	(276)	(208)	(8)	(216)	(30)	(1)	(31)

Net increase (decrease) in cash, cash equivalents and restricted cash	(18,190)	(619)	(18,809)	6,758	(1,057)	5,701	(5,723)	(115)	(5,838)	(843)	(17)	(860)
Cash, cash equivalents and restricted cash
At beginning of period	45,118	4,758	49,876	20,453	4,378	24,831	27,211	3,321	30,532	4,010	489	4,499
At end of period	26,928	4,139	31,067	27,211	3,321	30,532	21,488	3,206	24,694	3,167	472	3,639
Net cash provided by (used in) operating activities	(864)	(13)	(877)	2,484	186	2,670	3,096	340	3,436	456	50	506
Less: Capital expenditures	(3,779)	(21)	(3,800)	(5,839)	(77)	(5,916)	(11,370)	(20)	(11,390)	(1,676)	(3)	(1,679)

Free cash flow	(4,643)	(34)	(4,677)	(3,355)	109	(3,246)	(8,274)	320	(7,954)	(1,220)	47	(1,173)

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2025 (RMB)			March 31, 2026 (RMB)			June 30, 2026 (RMB)			June 30, 2026 (US$)
	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.
Operating income (loss)	3,322	(46)	3,277	3,416	(228)	3,193	3,131	(105)	3,024	461	(16)	446
Add: Share-based compensation expenses	978	103	1,081	485	78	563	637	72	709	94	10	104
Add: Amortization and impairment of intangible assets resulting from business combinations	85	2	87	49	2	51	50	2	52	8	—	8

Operating income (loss) (non-GAAP)	4,385	59	4,445	3,950	(148)	3,807	3,818	(31)	3,785	563	(6)	558
Add: Depreciation of fixed assets and amortization of intangible assets(1)	2,012	35	2,047	2,100	47	2,147	2,323	42	2,365	342	6	348

Adjusted EBITDA	6,397	94	6,492	6,050	(101)	5,954	6,141	11	6,150	905	—	906
Net income (loss) attributable to Baidu	7,382	(134)	7,322	3,573	(294)	3,445	2,453	(287)	2,319	362	(43)	342
Add: Share-based compensation expenses	977	103	1,024	484	78	519	636	72	669	94	11	99
Add: Amortization and impairment of intangible assets resulting from business combinations	83	2	84	47	2	48	48	2	49	7	—	7
Add: Disposal gain	(262)	—	(267)	(2)	—	(2)	(26)	—	(26)	(4)	—	(4)
Add: Impairment of long-term investments	101	26	113	79	9	83	464	—	464	68	—	68
Add: Fair value loss (gain) of long-term investments and exchangeable bonds	(3,317)	18	(3,309)	378	(28)	365	(1,073)	3	(1,072)	(158)	—	(158)
Add: Reconciling items on equity method investments(2)	(121)	—	(121)	(44)	—	(44)	82	—	82	12	—	12
Add: Tax effects on non-GAAP adjustments(3)	(51)	—	(51)	(82)	—	(82)	88	—	88	13	—	13

Net income (loss) attributable to Baidu (non-GAAP)	4,792	15	4,795	4,433	(233)	4,332	2,672	(210)	2,573	394	(32)	379
Diluted earnings per ADS			20.35			8.76			5.74			0.85
Add: Accretion of the redeemable noncontrolling interests			0.64			0.74			0.74			0.11
Add: Non-GAAP adjustments to earnings per ADS			(7.41)			2.56			0.74			0.10

Diluted earnings per ADS (non-GAAP)			13.58			12.06			7.22			1.06

(1)	This represents amortization of intangible assets excluding those resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.